MAIL STOP 05-11

March 11, 2005

Sara Preston, President
Bella Trading Company, Inc.
945 E. 10th Ave.
Bloomfield, CO 80020

      Re:	Bella Trading Company, Inc.
      	Registration Statement on Form SB-2
      	File No.: 333-121034
      Amendment Filed February 7, 2005

Dear Ms. Preston:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. We note your response to comment 4. Please explain the purpose of the disclosure regarding Rule 416.

Risk Factors, page 3

2. We note your response to comment 13. However, the underlined portions of your EDGAR version and the bolded portion of your courtesy copy do not match up. To make it easier, please have the subheadings separate from the narratives. Consider using all capital letters, bullets, or actually numbering each risk factor in order to show a clear separation between each.

3. We note the first paragraph under "Risk Factors Related to this Offering," discusses the risk associated with the possibility that current shareholders may sell at prices below your offering price. Your MD&A section indicates your anticipation that shares will be quoted on the OTCBB four months after this registration statement goes effective. It appears from the Prospectus Cover Page that your offering would be completed within four months after the effectiveness of this registration statement. Please explain the purpose of risk factor one.

4. While it is not apparent from the EDGAR version, your courtesy copy indicates that the first and second full paragraphs on page 3 are separate risk factors. Please revise to include a narrative elaborating on each risk factor. Additionally, the percentage of Sara Preston`s ownership following the offering appears incorrect. Please revise.

5. We note your response to comment 7. Please separate the discussion that applies to the concerns raised in comment 7 into its own risk factor.

6. Please revise to relocate the paragraph that begins with "Bella may never earn a profit[,]" so that it is discussed with the risk factor discussing your limited operating history. In the subheading to that risk factor, please include the disclosure of your auditor`s
"substantial doubt" as to your ability to continue as a going concern.

7. We note your list of risks at the bottom of page 4. If the listed items encompass material risks, please revise to discuss each as a separate risk factor or relocate the disclosure to the appropriate section of your prospectus.

8. Please revise the paragraph that begins with "Bella has not performed any marketing," to present it as a separate risk factor.

9. It appears from your courtesy copy that the last paragraph in this section is a separate risk factor. Please revise to include a narrative to clarify whether the 25 hours figure is the total time combined or to be devoted by each officer. Also, discuss the fact that each officer is employed elsewhere and that their other responsibilities could take precedence over their duties to the company.

Dilution and Comparative Share Data, page 5

10. We note the services of your officer are valued at $200 on this page and $400 on page 14. Please revise to reconcile. In addition, since this valuation presumably took place at the time that the shares were issued to the officer, supplementally explain the process by which this valuation was changed and the legal analysis from both a corporate (state law) and securities standpoint of changing the value of the consideration paid for the shares. We may have further comment.

Use of Proceeds, page 6

11. We note your disclosure throughout the prospectus that you have already paid $18,000 of the offering expenses. We also note that an additional $18,000 of the offering proceeds is allocated to "offering expenses." This appears inconsistent. Please revise to correct the inconsistency.

12. Please revise to clarify if the private placements were meant to provide you with seed capital or a means of funding your current offering expenses.

13. We note your response to comment 29 that "additional sales will result in more cash which Bella could use for marketing." While that may prove to be true, it does not address a potential deviation of the allocation outlined in the use of proceeds section. Please revise accordingly.

Market For Bella`s Common Stock, page 7

14. We note your response to comment 31. If applicable, please revise to provide any information required by Item 201(d) of Regulation S-B.

Management`s Discussion and Analysis and Plan of Operation, page 8

15. We refer to your disclosure of gross profit margins for future periods. In making projections, please refer to Item 10(d) of Regulation S-B.

16. We note that you intend to commence your "advertising program" within one month. Please elaborate on this program. Discuss how you will improve your website, any personnel you will have to engage to accomplish your goals and the need for and source(s) of any additional funds necessary to commence your advertising program.

17. We note your intended selling efforts for the next 12 months.
Please revise to elaborate on these efforts. For instance, discuss the timeline for the internet sales and whether its completion is dependent on the success of this offering.

18. We note the disclosure of your capital requirements for the next
12 months. Please revise to include your unpaid offering expenses since you will have to pay those regardless of the results of this offering.

19. We note your statement that you "may" cease operations if additional financing "is not available when needed." Please revise to explain how you would continue if you could not obtain necessary financing. If it is not possible, please revise to state that you "will" cease operations if the noted circumstance occurs.

20. We do not understand your inclusion of the qualifier
"notwithstanding the above" in the last sentence of this section.

21. We note your response to our prior comment number 37. Please supplementally describe how the company will be able to privately place equity securities of the company while undertaking the "general solicitation" offering of equity securities being made pursuant to this registration statement.

Business, page 10

22. We note your statement that you do "not design or manufacture any jewelry or accessories." Please revise to discuss your "Bella
Studio" creations.

23. We note your reference to Zales and Whitehall jewelers. It is not apparent that these two companies sell the same type of "contemporary products" that you currently sell. Please revise to remove the reference to those two stores.

24. We note your response to comment 48 and the removal of the language cited in that comment. Please revise to elaborate on your contemporary products since your reference to "large U.S. chain stores" does not provide any more detail than the disclosure in your initial filing.

25. Please revise to clarify if the statements made in the fourth and fifth paragraphs of this section encompasses both your traditional and contemporary products.

26. Please revise to clarify if your suppliers have any minimum purchase requirements.

27. Please revise to clarify if you provide any contemporary designs to your suppliers.

28. We note that you usually pay between $3 and $20 for your products and that your markup of 300% includes the shipping cost. Please revise to clarify if the $3 and $20 figures already include shipping costs.

29. We note your response to comment 54 that you will increase or decrease your prices to match those of your competitors. Please revise to explain how you currently collect your competitors pricing data.

30. We note your response to comment 47 and your discussion of how your current sales were achieved on page 12. Please revise to define your use of the terms "home shows" and "studio openings." Also, please revise to discuss which of the sales mediums were reliable and who conducted these sales.

31. We note your disclosure of the retail value of your current inventory. Please revise to also provide the cost value of your inventory.

32. Please revise to define your use of the terms "artisan fairs" and
"select customers." Also, please explain the difference between an art studio and a boutique.

33. If during the amendment process you begin selling your products on eBay, please revise to provide your seller identification.

34. Please revise to discuss your selling arrangements at the fairs, studios, and private showings. For instance, discuss any fees you must pay to participate and whether the customers are those you meet at these mediums or those that were prearranged to view your products.

35. Please revise to discuss the location of your inventory.

36. We note your response to comment 55 and we reissue the comment.
In this regard please note that while currently the company may believe that there may be no differences in the way the company does business with vendors in the United States as opposed to vendors in foreign countries, clearly there are risks that exist simply by virtue of differences in conducting business in foreign countries which need to be addressed.

Management, page 14

37. We reissue comment 56. We direct your attention to the description of Lesha Barry.

38. We note that Ms. Preston sold ethnic jewelry on a part-time basis since August of 2002. Please revise to clarify if the products she sold are similar to those currently offered by your company. Also, please clarify if Ms. Preston is currently selling such jewelry independent of your company.

39. We note your disclosure that Ms. Barry was associated with a "retail outlet." Please revise to identify the outlet or remove the reference.

40. We note your disclosure of the projected compensation to be paid to your officers. Please revise to clarify if you would pay such compensation with shares if you are not able to raise a sufficient amount of funds from this offering.

Executive Compensation , page 14

41. We reissue comment 61.

Offering By Bella, page 16

42. We note your response to comment 66 and reissue the comment. We are aware of the definition of a broker in Section 3(a)(4) of the Exchange Act of 1934. The question of whether a person is "engaged in the business" of effecting securities transactions on behalf of another is a question of fact to be evaluated by each circumstance.
However, the commission alleviated many of the questions surrounding the phrase "engaged in the business" by creating Rule 3a4-1 of the Exchange Act. The rule is a regulatory safe harbor for those claiming that they are not "engaged in the business" of selling/buying on behalf of another. Please refer to the proposing release discussing the rule, Exchange Act Release No. 20943. The first part of the rule expressly states that only those associated with an issuer may rely on it, as is the case here. The circumstances you rely upon in your response letter are similar to those of Rule 3a4-1(a)(4)(ii).

43. We note your response to comment 68 and reissue the comment. It appears that you may still accept or reject any subscription. If true, please revise to discuss the factors you would consider in making such decisions. Also, please revise to clarify what results if a subscription is not accepted within 10 days.

44. Please file the subscription agreement as an exhibit.

45. We also note your disclosure throughout the prospectus that the offering expenses already paid were from funds you received in your recent private placements ($20,000). Your financial statements indicate that you only received net proceeds of $16,000 from your private placements. Please revise to reconcile.

Selling Shareholders, page 17

46. We note your response to comment 69. Please explain the basis of your knowledge.

Financial Statements

47. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

Part II

Recent Sales of Unregistered Securities

48. We note your response to comment 80. Please revise to discuss how you complied with Rule 504(b) of Regulation D. Also, please supplementally provide a copy of the Form D that documents this transaction.

49. We reviewed your response to comment #81, which states the accounting treatment "resulted in a value of $200,000 for the services provided by Ms. Preston, which of course is not realistic."
Please revise the financial statements to value the issuance of stock at the fair value of the services provided by Ms. Preston. Based on the disclosure under Item 26, management`s determination of the fair value appears to be $400. See SAB Topic 5G for analogous guidance.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Brian Bhandari at (202) 824-5696. Questions on other disclosure issues may be directed to Duc Dang at (202) 824-5508.

							Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies

cc:	William T. Hart, Esq.
	Fax: (303) 839-5414
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Bella Trading Company, Inc.
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